November 21, 2017

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC

Re:     Global X Funds (the “Trust”)
File Nos. 333-151713 and 811-22209

Ladies and Gentlemen,

Pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust's Registration Statement on Form N-1A (the “Amendments”).

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
491	11/03/2017	485BXT	0001628280-17-010839
484	10/11/2017	485BXT	0001628280-17-009843
477	09/14/2017	485BXT	0001628280-17-009287
470	08/17/2017	485BXT	0001628280-17-008747
462	07/19/2017	485BXT	0001628280-17-007104
456	06/22/2017	485BXT	0001628280-17-006662
449	05/25/2017	485BXT	0001628280-17-005913
443	04/27/2017	485BXT	0001628280-17-004395
437	03/30/2017	485BXT	0001628280-17-003125
427	03/02/2017	485BXT	0001628280-17-002100
418	02/02/2017	485BXT	0001628280-17-000773
410	01/04/2017	485BXT	0001628280-17-000054
403	12/07/2016	485BXT	0001628280-16-021875
397	11/09/2016	485BXT	0001628280-16-021119
388	10/13/2016	485BXT	0001628280-16-020042
382	09/14/2016	485BXT	0001628280-16-019579
376	08/18/2016	485BXT	0001628280-16-019140
367	07/20/2016	485BXT	0001628280-16-017661
359	06/23/2016	485BXT	0001628280-16-017291
352	05/24/2016	485BXT	0001628280-16-016655
340	04/28/2016	485BXT	0001628280-16-014918
327	03/23/2016	485BXT	0001628280-16-012930
316	03/02/2016	485BXT	0001628280-16-012172
307	02/03/2016	485BXT	0001628280-16-010690
299	01/07/2015	485BXT	0001628280-16-010166
292	12/09/2015	485BXT	0001628280-15-009332
286	11/12/2015	485BXT	0001628280-15-008638
279	10/14/2015	485BXT	0001628280-15-007680
272	09/16/2015	485BXT	0001628280-15-007140
265	08/19/2015	485BXT	0001628280-15-006714
260	07/21/2015	485BXT	0001628280-15-005347
250	06/18/2015	485BXT	0001628280-15-004965
240	05/21/2015	485BXT	0001628280-15-004386
233	04/30/2015	485BXT	0001628280-15-003139
226	04/01/2015	485BXT	0001628280-15-002120
214	03/05/2015	485BXT	0001628280-15-001502
207	02/05/2015	485BXT	0001432353-15-000020
202	01/13/2015	485BXT	0001432353-15-000007

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
197	12/18/2014	485BXT	0001432353-14-000329
190	11/20/2014	485BXT	0001432353-14-000309
182	10/23/2014	485BXT	0001432353-14-000272
170	09/24/2014	485BXT	0001432353-14-000228
164	08/28/2014	485BXT	0001432353-14-000212
156	07/31/2014	485BXT	0001432353-14-000191
144	05/23/2014	485APOS	0001432353-14-000144

The Amendments relate to the Global X Emerging & Frontier Bond ETF. No securities were sold in connection with the Amendments and the Trust has determined not to proceed with the offering of the series at this time.

Sincerely,

\s\ Daphne Tippens Chisolm

Daphne Tippens Chisolm
General Counsel